February 9, 2009

Mr. Larry Spirgel, Assistant Director

Mr. Joe Cascarano, Staff Accountant

Mr. Robert Littlepage, Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

BY FAX AND BY COURIER

Re:	Hutchison Telecommunications International Limited
Form 20-F for the fiscal year ended December 31, 2007
Filed May 9, 2008
File No. 001-32309

Dear Mr. Spirgel, Mr. Cascarano and Mr. Littlepage,

We refer to the supplementary information requests that our counsel received by telephone from the Staff of the United States Securities and Exchange Commission (the “Commission”) on January 28, 2009 on our response letter dated December 18, 2008 to the comments raised by the Staff regarding the annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 9, 2008.

Set forth below are our responses to the information requests raised by the Staff. The requests are repeated below in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to those terms in the 2007 Form 20-F. The Company has not amended the 2007 Form 20-F in connection with the Staff’s comments.

1.	Please provide additional details about how the US$500 million replacement cost of the towers was calculated.

In our letter to you dated October 10, 2008 (responding to your letter of August 28, 2008), we noted in our response to comment 6(a) on page 8 of that letter that the fair value of a tower site (using the replacement cost approach, which we considered the most appropriate and objective method) includes the fair value of (i) the tower itself, which we estimated by making reference to the average of market prices for construction of comparable towers quoted by five leading network vendors in a tendering process for building towers at or near the time of this tower sale transaction; (ii) the land leases; and (iii) other associated costs.

A Hutchison Whampoa company	1	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Details of the calculation of fair value of the tower using the replacement cost approach are provided as follows:

	US$	Note
Tower	*	(i)
Land lease	*	(ii)

*
Other associated costs at *%	*	(iii)

Fair value per tower	135,307

Total fair value for 3,692 towers	500 million

Note:

(i)	Around the time of the tower sale transaction, HCPT conducted a tendering process for the supply, delivery and installation of a combined 2G/3G network on the Indonesian islands of Kalimantan, Sulawesi and Sumatra, and the five leading network vendors provided quotes to us based on the same key performance indicators and performance requirements. These towers under the tendering process were comparable to the towers included in the Tower Transfer Agreement, and were therefore used as a reference for the fair value of the tower constitution in calculating fair value of towers.

Listed below are the per tower prices (excluding telecommunications equipment) and the number of towers quoted in the bid offered by the five leading network vendors:

	Per tower prices	Number of towers
US$
*	*	#*
*	*	*
*	*	*
*	*	#*
*	*	*

# The vendor did not bid for network supply on the island of Sumatra and therefore the number of towers for the bid is less than that of other vendors.

We attribute the variance in these bids mainly to the business and cost strategies adopted by the different network vendors.

The average of the prices is US$* per tower, and this is the amount we used in calculating the fair value of the towers.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

A Hutchison Whampoa company	2	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

(ii)	The fair value of the land lease represents the prepayment of land leases with an average lease-period of seven years. These leases were previously entered into by HCPT at an average of per site lease rate of IDR* or US$*. As discussed on page 11 in our response letter of December 18, 2008 to your comment 2(n), we considered that the land lease rates to be at fair value since there has been no significant change in value and usage of the land since those leases were entered into, given that these land leases were only entered into recently (within the previous two years) and there is a relatively abundant supply of land in Indonesia.

(iii)	Other associated costs were estimated at an average of *% of the combined fair value of the tower and the land lease, based on management’s past experience. The most significant of these costs include costs for various consents, permits and regulatory approvals required by various levels of the Indonesian government.

2.	Please provide additional details on how the US$350 million value of the leased assets was calculated.

As discussed in our response to your comments 2(e), (f) and (j) on page 8 of our response letter dated December 18, 2008, we have determined that the income approach is the most appropriate method for determining the fair value of the leased assets. This calculation was done by discounting the cash flow to be generated from the existing contractual lease payments over the initial twelve-year lease period, together with estimates of lease cash flows that Protelindo will receive from new leases and renewals following the end of the twelve-year lease period, which are expected to be comparable to those included in the extension option in the existing lease agreement between HCPT and Protelindo. Based on a comparison of the lease rate under the Master Lease Agreement with the lease rates in separate transactions between HCPT and other third-party tower operators that have been recently negotiated on an arm’s length basis, we believe the lease rate under the Master Lease Agreement is at market.

The detailed calculation discussed in the paragraph above is contained in the attached Appendix I – Calculation of the US$350 million value of the leased assets under the income approach.

3.	Please provide information about other tower leases entered into with Protelindo, particularly (i) when were they entered into, (ii) terms of tower leases and (iii) the dollar amounts involved.

From late September 2008 to December 18, 2008 (the date of our second response letter to you), HCPT and Protelindo entered into tower leases for * sites. Up to February 1, 2009, this number had increased to * sites. These tower leases with Protelindo were entered into under the Master Lease Agreement, under which the tower leases are for an initial term of twelve years, which, at HCPT’s election, may be extended for another six years. Excluding the portion reflecting operating costs, the per site lease fee is US$* per month.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

A Hutchison Whampoa company	3	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity. We understood based on your telephone request that you would likely want to arrange a teleconference to discuss your comments on our prior response letter in light of this additional information. Please advise us as promptly as possible about arranging the teleconference or if you require any additional information from us. Please contact Mr. Nicky Lee, Corporate Financial Controller, by telephone at (852) 2128 3163 or fax at (852) 2827 1371 if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

Appendix

A Hutchison Whampoa company	4	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Appendix I

Calculation of the US$350 million value of the leased assets under the income approach

- NPV calculation for lease payments to Protelindo under the Master Lease Agreement (MLA)

Lease Information
Number of BTS	3,692
Lease term	18	years
- Non-cancellable period	12	years	Clause 2.2(a) of MLA
- Subsequent renewal period	6	years	Clause 2.2(b) of MLA
Monthly lease payment excluding executory costs (USD)
- Year 1 to Year 12	*		Clause 7.1(b) and (c) of MLA
- Year 13 to Year 18	*		Clause 2.2 (b), 7.1(b) and (c) of MLA

NPV variables
Corporate tax rate	30%
Discount rate	11%

Discount rate
Cost of equity (Re)	17%
Cost of debt (Rd)	8%
Debt / equity ratio
- Debt	46%
- Equity	54%
WACC	11%	Rounded

Year	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	Total
Lease payment excluding executory costs	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Tax payment
- Taxable lease receipt	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
- Capital allowance	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
- Taxable income	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
- Tax payment	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Net cashflow	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*

Discounted cashflow	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	Round to	350

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

Appendix I

Notes:

Note 1: Determination of WACC

WACC = Rd(1-Tc)(D/V) + Re(E/V)

Where:

- Rd: The pre-tax cost of debt (See Note 2)

- Tc: The corporate tax rate

- D/V and E/V represent the relative weightings of debt and equity employed in the business’ operations (See Note 4)

- Re The cost of equity capital (See Note 3)

Note 2: Determination of Rd

- Rd: The pre-tax cost of debt is based on the rate of US-dollar loans of other Indonesian telco

Note 3: Determination of Re

Re = Rf + be [Rm - Rf]

Where:

- Rf: The risk free rate of return based on the current yield on the USD denominated Indonesian Government Bond.

- be: The equity beta estimates used in calculating our WACCs are based on Indonesian industry-average monthly returns of five years.

- Rm-Rf: The equity market risk premium (“EMRP”) is the average premium over the risk-free rate equity investors require from investing in equity rather than risk free government bonds. The size of this premium is the subject of debate amongst both academics and practitioners. Various views and studies exist from both an ex-post (historical) and ex-ante (future) perspective. The cumulative results of these studies and surveys may be summarised as follows:

- The majority of practitioners have traditionally used an EMRP of 6% to 7% for mature markets, which was based on an arithmetic average of post war excess equity returns in the United States (“US”) and Europe.

- However, in recent years there has been a widespread market view that, as a result of structural and economic changes in the equity markets, (including the effects of globalisation) there has been a change in the EMRP. As a result, many market practitioners now use a benchmark equity risk premium for a mature market such as the US of 4% to 5%. This is consistent with the premium recommended by a number of academics.

- The EMRP for an emerging market will however generally be higher than that for a mature equity market as a result of higher liquidity and market risks.

- Various models exist to make adjustments for this. Some of these imply a premium of approximately 1.5 times that applying to a mature market.

- Aswath Damodaran (a leading US academic) has suggested an average equity risk premium of 7.5% for Asian markets other than Japan.

- EMRP is considered a long-time view and, hence, is relatively unaffected by temporary market volatility.

- Based upon the above, we have adopted an Indonesian EMRP of 7.5%.

Note 4: Determination of relative weightings of debt and equity

The debt/equity ratio represents our optimal capital structure that is within the range of gearing ratios among the comparable companies.

Note 5: The year 1 cash flow is not discounted

The lease payment is paid a year in advance and hence, the year 1 cashflow is not discounted.

Note 6: Capital allowance

Iterative method is used in deriving the cost of assets to be claimed as capital allowance.